As filed with the Securities and Exchange Commission on June 12, 2003



                                    FORM 6-K

                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934
                           For the month of June 2003



                                    TELE2 AB
                 (Translation of registrant's name into English)

                                  Skeppsbron 18
                                    Box 2094
                                S103 13 Stockholm
                                     Sweden
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F...X...                                     Form 40-F......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

         Yes......                                            No...X....


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
..............................N/A................................................

                                  [TELE2 LOGO]


                                                           FOR IMMEDIATE RELEASE
                                                         Thursday, June 12, 2003


                      TELE2 SIGNS MVNO AGREEMENT IN FINLAND


New York and Stockholm - Thursday, June 12, 2003 - Tele2 AB ("Tele2", "the Group") (Nasdaq Stock Market: TLTOA and TLTOB and Stockholmsborsen: TEL2A and TEL2B), the leading alternative pan-European telecommunications company, today announced that it has signed an MVNO agreement with Radiolinja Origo, the number two GSM operator in Finland, with a market share of 30%.

This agreement, which follows Tele2's takeover of Finnish 3G Suomen 3G Oy in May, will enable Tele2 to offer GSM mobile services in addition to the fixed line telephony and Internet services it currently offers in Finland.

Lars-Johan Jarnheimer, CEO of Tele2 commented: "I am delighted that we have struck this deal with Radiolinja Origo as it will enable us to increase our service offering to our customers and to grow our subscriber base in Finland without having to build our own infrastructure."

Tele2 AB, formed in 1993, is the leading alternative pan-European telecommunications company offering fixed and mobile telephony, data network and Internet services under the brands Tele2, Tango and Comviq to 17.7 million people in 22 countries. Tele2 operates Datametrix, which specializes in systems integration, 3C Communications, providing integrated credit card processing, web payment solutions and public payphones; Transac, providing billing and transaction processing service; C(3), offering co-branded pre-paid calling cards and Optimal Telecom, the price-guaranteed residential router device. The Group offers cable television services and, together with MTG, owns the Internet portal Everyday.com. The Company is listed on the Stockholmsborsen, under TEL2A and TEL2B, and on the Nasdaq Stock Market under TLTOA and TLTOB.

CONTACTS
--------

Lars-Johan Jarnheimer                              Telephone:   +46 8 562 640 00
CEO, Tele2 AB

Dwayne Taylor,  Investor Relations:                Telephone:   +44 20 7321 5038


Visit us at our homepage: http://www.Tele2.com

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


TELE2 AB



By:      /s/ Hakan Zadler
         ----------------
Name:
Title:

Date:    June 12, 2003